                                 United States
                      Securities And Exchange Commission
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                   Sema plc
--------------------------------------------------------------------------------
                               (Name of Issuer)


                Ordinary Shares Nominal Value of 10 pence each
                          American Depositary Shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   81661R100
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Sarah Murphy, Esq.
                        Freshfields Bruckhaus Deringer
                                65 Fleet Street
                                London EC4Y 1HS
                              +44 (20) 7832-7429
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 6, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

------------------------------------------------------------------------------
CUSIP No. 81661R100                   13D                  Page 1 of 5 Pages
------------------------------------------------------------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Schlumberger N.V. (Schlumberger Limited)
 1    I.R.S. IDENTIFICATION NUMBER: 52-0684746

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions):
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Netherlands Antilles
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             573,271,149
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          573,271,149
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      573,271,149
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions):
14
      HC
------------------------------------------------------------------------------

_______________________________________________________________________________

------------------------------------------------------------------------------
CUSIP No. 81661R100                   13D                  Page 2 of 5 Pages
------------------------------------------------------------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Schlumberger Investments
 1    I.R.S. IDENTIFICATION NUMBER:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions):
 4
      AF; BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             573,271,149
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          573,271,149
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      573,271,149
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions):
14
      CO
------------------------------------------------------------------------------

_______________________________________________________________________________

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CUSIP No. 81661R100                     13D                  Page 3 of 5 Pages
--------------------------------------------------------------------------------


Explanatory Note
----------------

This Amendment No. 1 is filed by the Reporting person to amend the schedule 13D filed on March 15, 2001, relating to ordinary shares of 10 pence each (the "Shares") and American Depositary Shares, each representing two ordinary Shares ("ADSs") of Sema plc ("Sema"). The principal executive office of Sema is located at 233 High Holborn, London WC1V 7DJ, England.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

The aggregate cost of the Offer, assuming full acceptance, is approximately $5.2 billion, including expenses of the transaction.



Item 4.   Purpose of Transaction


Item 4 is hereby amended to add the following information:

Following the Offer having been declared unconditional in all respects, five members of the Sema Board of Directors resigned. The resignations were effective from the dates indicated: George Schmitt resigned April 11, 2001; William Bitan, Giles Cosson and Herve Couffin resigned April 12, 2001; and Didier Pineau-Valencienne resigned April 13, 2001. Two new directors will be appointed to the Board of Directors to fill the vacancies created. It is expected that the remaining Sema directors will be resigning following completion of the transaction.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended to add the following information:

On April 6, 2001, valid acceptances of the Offer had been received in respect of a total of 401,473,685 Sema Shares and valid acceptances had been received in respect of 5,539,937 American Depositary Shares, each representing two Sema Shares. These acceptances represented in total approximately 67% of the issued share capital of Sema. As previously reported, Schlumberger Investments has acquired 122,869,697 Sema shares through market purchases, representing approximately 20.0% of the issued share capital of Sema. Since April 6, 2001, valid acceptances have been received in respect of an additional 37,847,893 Sema shares, including shares represented by American Depositary Shares. Schlumberger Investments has the sole power to vote and sole power to dispose of or to direct the disposition of all 573,271,149 Shares in Sema (including Shares represented by ADSs).

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CUSIP No. 81661R100                     13D                  Page 4 of 5 Pages
--------------------------------------------------------------------------------

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2001



                                              SCHLUMBERGER N.V.

                                              By: /s/ ELLEN SUMMER
                                                  -----------------
                                              Name:  Ellen Summer
                                              Title: Authorized Signatory

--------------------------------------------------------------------------------
CUSIP No. 81661R100                     13D                  Page 5 of 5 Pages
--------------------------------------------------------------------------------

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2001



                                              SCHLUMBERGER INVESTMENTS

                                              By: /s/ ELLEN SUMMER
                                                  -----------------
                                              Name:  Ellen Summer
                                              Title: Authorized Signatory